UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BGS Acquisition Subsidiary, Inc.

File No. 333-191030 - CF#30255

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BGS Acquisition Subsidiary, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an amended Form S-4 registration statement filed on October 21, 2013, as amended on November 15, 2013.

Based on representations by BGS Acquisition Subsidiary, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through October 23, 2014
Exhibit 10.11	through January 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary